March 28, 2011
VIA EDGAR

Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Fax: 202-772-9282
Phone: 202-551-3760

Re: SEC comment letter dated March 18, 2011 for Youchange Holdings Corp.
Current Report on Form 8-K Filed February 28, 2011
Form 10-K for the Fiscal Year Ended June 30, 2010 Filed October 13, 2010
Form 10-Q for the Quarter Ended December 31, 2010 Filed March 8, 2011
Form 10-Q for the Quarter Ended September 30, 2010 Filed November 15, 2010
File No. 333-152959

Dear Ms. Long,

This letter responds to the Staff’s comments, as set forth in the Staff’s letter dated March 18, 2011 (the “Comment Letter”), with respect to the above filings that YouChange Holdings Corp. (“youchange”, the “Company,” we,” “us,” or “our”) filed with the Commission as outlined above. For your convenience, this letter repeats your comments in italics (with our response set forth immediately below each comment), and the paragraph numbers and headings in this letter correspond to the paragraph numbers and headings set forth in the Comment Letter.

Introduction

We have addressed the comments by either acknowledging changes or additions that are expected to be included in our next filing, namely our Form 10-Q filing for the quarterly period ended March 31, 2011; or by providing the requested information or explaining why that may not be appropriate.

Ms. Pamela Long
United States Securities and Exchange Commission
March 28, 2011

Form 8-K

Item 1. Description of Business, page 2

1.
We note your response to comment 6 of our letter dated February 14, 2011. We also note your disclosure in your Form 10-Q for the quarterly period ended December 31, 2010. In future filings, please explain the meaning of “Green Technology” the first time you use such term.

Response

Green Technology is a recognized business sector also known as Environmental Technology or “Envirotech”. Companies in this sector apply environmental science in an effort to help conserve the environment. Companies choose business approaches that are environmentally and economically sustainable. In our future filings, we will ensure that “Green Technology” is explained in more detail in a manner similar to that above, and will provide this information the first time it is used.

2.
We note your response to comment 9 of our letter dated February 14, 2011. In future filings, please include the more detailed information you include in that response about how you intend to work with retailers and businesses: for example, by listing retailers as drop-off locations for used equipment that you will pick up and refurbish and resell to generate revenue.

Response

In addition to listing the retailers as drop-off locations on our website, we have developed a collection event and brand awareness model built around employees of third party companies bringing their excess electronics to work on designated days. We have piloted these events over the past month in the Phoenix area. A second component of this collection event and brand awareness model is to partner with local sports teams to host pre-game collection and brand awareness events. The most recent event of this nature took place on March 20, 2011 prior to a Phoenix Coyotes hockey game (a hockey team that is a member of the National Hockey League).  A third component of this collection event and brand awareness model, currently under development, is a new program we refer to as GREEN Ambassadors and Leaders, where members of the youchange community host collection events at various business or charity locations.  The youchange community currently includes approximately five pilot schools and colleges in the Phoenix area, with teachers and students acting as GREEN Ambassadors or Leaders. As with retail and business permanent drop-off locations, if members drop-off their items rather than use our prepaid shipping mechanism, we expect to obtain these items at a lower cost.

We will ensure that more detailed information relative to the retail drop-off collection model, as well as information relative to our collection event and brand awareness model discussed above, is included in our future filings.

Ms. Pamela Long
United States Securities and Exchange Commission
March 28, 2011

Market Opportunity and Business Strategy, page 4

3.
We note your response to comment 14 of our letter dated February 14, 2011. Your licensing agreement appears to be a material contract that must be included in the exhibit index and filed as an exhibit. If you believe that disclosure of particular terms of the agreement would cause you competitive harm, you may request confidential treatment for those terms by way of a separate application that provides a legal analysis of how each redacted item in the exhibit would result in substantial competitive harm if disclosed. Please see the Division of Corporation Finance Staff Legal Bulletin No. 1 (with Addendum). Alternatively, please tell us why you believe that this agreement is not material to your business.

Response

We believe this is a material agreement and will be filing a Confidential Treatment Request (“CTR”) as suggested because we believe the identity of the strategic partner and the complete provisions of the licensing agreement form a competitive advantage and we regard this as a trade secret.

4.	Please include the more detailed information you have provided in response to comment 16 of our letter dated February 14, 2011 in future filings.

Response

We will include this more detailed information in future filings.

Item 15. Exhibits, Financial Statement Schedules, page 31

5.
We note your response to comment 39 of our letter dated February 14, 2011. We also note that Naser Ahmad’s consulting agreement dated January 1, 2010 is filed as exhibit 10.1 and disclosure regarding this agreement is on page 10 of your Form 10-Q. We also note that the agreement terminated on January 1, 2011. In future filings, please disclose whether you have renewed this agreement, the terms of such renewal and whether the renewal terms are the same as the terms set forth in the agreement.

Ms. Pamela Long
United States Securities and Exchange Commission
March 28, 2011

Response

Mr. Ahmad’s consulting agreement was not renewed under the renewal provision in the agreement. We are currently renegotiating an agreement with Mr. Ahmad under different terms. Any new consulting agreement is expected to be included as an exhibit to our upcoming Form 10-Q filing for the quarterly period ended March 31, 2011.

Form 10-K for the fiscal year ended June 30, 2010
Form 10-Q for the quarterly period ended December 31, 2010
Form 10-Q for the quarterly period ended September 30, 2010

6.
We note your response to comment 37 of our letter dated February 14, 2011. We note that in your Form 10-K for the fiscal year ended June 30, 2010 and your Forms 10-Q for the quarterly periods ended December 31, 2010 and September 30, 2010 you included a statement that your disclosure controls and procedures are effective or not effective at the “reasonable assurance level.”  In future Form 10-K and Form 10-Q filings, please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.  Please show us what your disclosure would look like.

Response

The following language will be included in our Form 10-Q filing for the quarterly period ended March 31, 2011:

Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are designed to provide a reasonable assurance that the information required to be disclosed by us in this quarterly report on Form 10-Q was (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and regulations and (ii) accumulated and communicated to our management, being the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Based on their evaluation as of March 31, 2011, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective at providing a reasonable assurance that the information required to be disclosed by us in this quarterly report on Form 10-Q meets the objective of being (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and regulations and (ii) accumulated and communicated to our management to allow timely decisions regarding required disclosure.

Ms. Pamela Long
United States Securities and Exchange Commission
March 28, 2011

Certifications, Exhibits 31.1 and 31.2

7.
We note your response to comment 43 of our letter dated February 14, 2011. We note that in your Form 10-Q for the quarterly period ended December 31, 2010, you changed the words “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)”to “fourth fiscal quarter” in paragraph 5. In future filings, please file the certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

Response

We acknowledge the error noted above and will file the correct certifications in future filings.

In connection with providing this letter in response to the Comment Letter, youchange acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes of disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate the opportunity to discuss such questions or comments with the Staff. Please direct any questions or comments to Jeffrey Rassás at 866-712-9273.

Sincerely,

YouChange Holdings Corp.

/s/ Jeffrey I. Rassás
Jeffrey I. Rassás
Chief Executive Officer